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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                 002-84047

          PEOPLES BANCSHARES OF POINTE COUPEE PARISH, INC.
           (Exact name of registrant as specified in its charter)

          805 Hospital Road, New Roads, LA 70760,  (225) 638-3713
           (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

          Common Stock, $2.50 Par Value
           (Title of each class of securities covered by this Form)

          None
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

       Approximate number of holders of record as of the certification or notice date:       263

     Pursuant to the requirements of the Securities Exchange Act of 1934  PEOPLES BANCSHARES OF POINTE COUPEE PARISH, INC.
 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   December 31, 2003                                                By: /s/Stephen P. David
                                                                                                     Stephen P. David, President and CEO

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